SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of November 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Dear shareholders and friends

It is a pleasure to have this opportunity to address a few words to you, and share that this past October 23rd, 2015, we have formally initiated the operational restructure and reactivation of Desarrolladora Homex, S.A.B. de C.V. (Homex); this is a great achievement for the management team of Homex and for all of us that work at the Company. Definitively, as a result of the hard and perseverant work performed by all the parties involved in this process, today we can say with pride it has successfully concluded and we are initiating a new business stage for Homex.

As a result of our restructure, the Company received a capitalization of Ps.1,750 million, at the same time, the Company has access to two revolving credit lines for Ps.1,850 million with Lagatus, S.A. de C.V.  S.O.F.O.M. E.N.R. (“Lagatus”) an affiliated company to Proyectos Adamantine, S.A. de C.V.  S.O.F.O.M. E.R. (“Adamantine”) and in process to formalized a credit line with INFONAVIT for approximately Ps.350 million, as well as access to bridge loans with financial institutions as Santander and Inbursa providing us the sufficient and needed liquidity to reactivate our operations and execute our Business Plan.

We are very motivated, and more importantly we are prepared to face all the challenges and opportunities that the actual conditions of the country and the consumer market offer to us. The housing industry in México represents today a huge opportunity to resume our operations with positive results, as the industry is supported by a strong home demand and home deficit as a result of the population growth, the demographic bonus, as well as the availability of mortgages through INFONAVIT, FOVISSSTE and commercial banks.

Homex has exited its Concurso Mercantil procedure with an improved capital structure and a flexible and simple operation, which positions Homex as an important player in the industry, in benefit of the thousand of clients that have trusted in our reputation and in the efficiency of our management team, a team that has been and continues to be committed to return Homex to an stable and profitable operation. The almost three decades of experience in the housing market in México, our execution capacity and commitment to demonstrate through solid results will be our best support as we restart our operations.

Since our foundation, we have had the opportunity to serve a great number of Mexican families, through the construction of adequate and suitable communities where its inhabitants have improved their quality of life. Homex will continue to use its aluminum mould technology through which we can offer to our clients quality homes and a fast delivery.

As a result of this restructure process, we also had the opportunity to redefine our strategy and business focus. Today we intend to convert Homex into an efficient and profitable company for its shareholders and investors. The housing projects that integrate our Business Plan, as well as our land reserve are aligned to the National Housing Policies and market dynamics.

In this new stage that today we are starting, Homex management wants to build a stronger and sustainable company, maximizing its strengths based on innovative and efficient strategies focused on the profitability of Homex. All in all, our objective is to be a competitive housing company, with a sound financial position, which requires reducing our indebtness level and finance our future operations through the generation of efficient cash flows. In addition, Homex has transformed its land acquisition policy to have the minimum required level, according to its sales and construction speed projections, to minimize its capital requirements.

Homex and all of us who work at Homex, will continue to work to become an example of an ethical and transparent company, as part of it, we have established a new and solid board of directors which will be governed by the highest standards of corporate governance further strengthening our institutionalization.

In 2016, Homex plans to build approximately 18 thousand units, focused on the affordable entry level and middle income segments at medium sized cities as: Tijuana, Mexico City metropolitan area, Veracruz, Puebla, Cuernavaca, Culiacán, Querétaro, Guadalajara, Monterrey, among others.

On behalf of Homex Board of Directors, I would like to take this opportunity to once again thanks to all the persons and institutions that have trusted in us and that have supported us to be here today sharing with you this promising future for the Company.

We will work thoroughly to strength Desarrolladora Homex, at the same time that we will increase its value in benefit of its shareholders and investors.

Sincerely

Eustaquio de Nicolás

Chairman of the Board

November 27, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: November 27, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer